Exhibit 99.1

EQUITY TRANSFER AGREEMENT

This Equity Transfer Agreement (this “Agreement”) is entered into as of September 18, 2021 by and among:

“Transferee”

Information Security Technology (China) Co., Ltd.
Address:	21st Floor, Everbright Bank Bldg., Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China
Represented By:	Jianghuai LIN
Telephone:	0755-83708333

“Parent”

Taoping Inc.
Address:	21st Floor, Everbright Bank Bldg., Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China
Represented By:	Jianghuai LIN
Telephone:	0755-83708333

“Shareholder”

Jianghuai LIN
ID Card Number:
Address:	9B 1-123, Tianxiang Bldg., Tian An Cyber Park, Chengongmiao, Shenzhen, Guangdong, 518040, People’s Republic of China
Telephone:

“Company”

iASPEC Technology Group Co., Ltd.
Address:	9B 1-123, Tianxiang Bldg., Tian An Cyber Park, Chengongmiao, Shenzhen, Guangdong, 518040, People’s Republic of China
Represented By:	Jianghuai LIN
Telephone:	0755-88319888

The Company, the Transferee, the Parent and the Shareholder are collectively referred to as the “Parties”, and individually, a “Party”.

WHEREAS, the Company, the Shareholder and the Transferee on July 1, 2007 entered into a purchase option agreement (the “Option Agreement”), pursuant to which the Shareholder granted the Transferee or its designee(s) an exclusive, irrevocable option to purchase, from time to time, all or a part of equity interests in the Company at an exercise price of $1,800,000, in the aggregate.

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WHEREAS, the Transferee has informed the Company and the Shareholder, of the Transferee’s intent to exercise its purchase option under the Option Agreement by serving the Company and the Shareholder with a copy of the Notice of Option Exercise.

WHEREAS, the Shareholder desires to sell and transfer to the Transferee, and the Transferee agrees to purchase the equity interests of the Shareholder in the Company.

Based on the terms, representations, warranties and covenants under this Agreement, the Parties agree:

ARTICLE 1

SALES AND PURCHASE

1.1 Based on and subject to the terms and conditions of this Agreement, the Shareholder agrees to sell and transfer to the Transferee, and the Transferee agrees to purchase and obtain all of the equity interest and any and all rights and benefits relating thereto of the Shareholder in the Company (“Equity Interest”), as indicated below. Except for those have been disclosed by the Shareholder and accepted by the Transferee, the Equity Interest shall be free from any lien, mortgage, pledge, claim, ownership claim, first right of refusal and other security right.

100% equity interest in the Company held by the Shareholder is hereby transferred to the Transferee based on the terms and conditions under this Agreement. As consideration for the Transferee’s acquisition of the Equity Interest, the Parent shall issue to the Shareholder 612,245 unregistered ordinary shares, no par value of the Parent (the “Ordinary Shares”), which is equal to $1,800,000 divided by the volume-weighted average closing price of Ordinary Shares for the consecutive five (5) trading days immediately prior to the date hereof (the “Parent Shares”).

ARTICLE 2

EFFECTIVENESS AND TRANSFER

2.1 The Parties agree that the closing of the transactions contemplated by this Agreement shall take place on the date when the Parties complete the applicable PRC government registration(s) to effectuate the transfer of the Equity Interest (the “Closing Date”).

2.2 The Parent Shares shall be issued to the Shareholder on the Closing Date. All the rights and obligations before and after the Closing Date shall be continually assumed by the Company.

2.3 The Amended and Restated Management Services Agreement, by and among the Transferee, the Shareholder and the Company, dated as of December 13, 2009, shall be automatically terminated on the Closing Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES BY THE SHAREHOLDER

The Shareholder represents and warranties to the Transferee as follows:

3.1 The Shareholder has the complete and independent legal rights and power to execute, deliver and implement this Agreement, and can act as an independent party in litigation. To the best knowledge of the Shareholder, at the time of executing this Agreement, the Shareholder has not involved into any bankruptcy proceeding and any litigation, arbitration or any other events or status that may materially affecting his ability to finish the transaction and to fulfill other obligations under this Agreement.

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3.2 The Shareholder has the complete power and authorization to execute and deliver this Agreement and any other documents relating to the transaction under this Agreement and to be executed by him and to complete the transaction under this Agreement. This Agreement is duly and legally executed and delivered by the Shareholder. This Agreement constitutes the legal and binding obligations of the Shareholder and can be enforced according to its terms. Any and all documents relating to the transaction under this Agreement, once executed and delivered, will constitute the legal and binding obligations of the Shareholder and can be enforced according to the terms thereof.

3.3 Other than those have been disclosed by the Shareholder and accepted by the Transferee, the Shareholder is the registered and beneficial owner of all of the Equity Interest and the Equity Interest is clear of any lien, mortgage, pledge, claim, ownership claim, first right of refusal and other security. The Transferee will obtain the Equity Interest in good condition and clear of any aforementioned obstacles.

3.4 The Shareholder and the Company shall be jointly and severally liable for the representations and warranties made by the Company under Article 4 of this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES BY THE COMPANY

4.1 The Company is a limited liability company with independent legal personality and duly established and existing under PRC law. The Company has the complete, independent legal power and capability to enter into this Agreement and to fulfill the obligations thereunder and can act as an independent party in litigation.

4.2 Any and all of the reports, documents and information provided by the Company to the Transferee and required by this Agreement before the Closing Date concerning the Equity Interest of the Shareholder are true and correct in all material aspects on the Closing Date.

4.3 There is no pending or, to the knowledge of the Company, threatened litigation, legal proceeding or claim again the Company or its assets (including without limitation, the Equity Interest to be transferred) in any court, arbitration tribunal, government or administrative agents that will materially affect the economic situation of the Company or the ability of the Company to fulfill its obligations under this Agreement.

ARTICLE 5

SPECIAL AGREEMENT

5.1 All the taxes and administration fees incurred relating to this Agreement or the transaction under this Agreement shall be born by the Parties respectively according to the relevant PRC laws and regulations.

5.2 The Parties acknowledge and agree that each of them will take all necessary actions to effectuate this Agreement and the transaction thereunder, including without limitation, execution of shareholder’s resolutions, or require the directors of the Company appointed by the Shareholder to execute the board resolution, approving the transaction under this Agreement, and application for registration of the transaction under this Agreement with the original registration authority or provide assistance thereto.

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ARTICLE 6

BREACH OF CONTRACT

6.1 If any Party (the “Breaching Party”) of this Agreement material breaches any of its representations, warranties or covenants under this Agreement, or fails to perform any of its obligations under this Agreement, such breach or failure shall constitute a breach under this Agreement (“Breach”).

6.2 The Party that does not breach this Agreement (the “Non-Breaching Party”) shall have the right to require the Breaching Party to rectify or take remedial actions within an agreed period, and if the Breaching Party fails to rectify its breaching activities within the agreed period, the Non-Breaching Party has the right, at its own discretion, to choose one of the following remedies: (1) terminate this Agreement and require the Breaching party to compensate all the losses incurred to the other Party due to its Breach; or (2) require the enforcement of the obligations of the Breaching Party under this Agreement and require a compensation for all the losses incurred to the other party due to the Breach.

ARTICLE 7

MISCELLANEOUS

7.1 Any notice, request, demand and other communications required by this Agreement or made according to this Agreement shall be delivered to the relevant Party in writing. Notices given by personal delivery will be deemed effectively given on the date of personal delivery. Notices given by facsimile transmission will be deemed effectively given upon transmission or if the transmission date is not a working day or the transmission time is after the working time, then on the first (1st) business day following the date of transmission.

7.2 This Agreement constitutes an entire agreement among the Parties and shall supersedes any and all prior communications, promises, memorandum or any discussions (written or oral) among the Parties with respect to the subject matters contained herein.

7.3 This Agreement may not be amended, altered or modified except by a subsequent written document signed by all Parties.

7.4 Each part of this Agreement is intended to be severable. If any term, covenant, condition or provision hereof is unlawful, invalid, or unenforceable for any reason whatsoever, then all such remaining parts hereof will be valid and enforceable and have full force and effect as if the invalid or unenforceable part had not been included.

7.5 This Agreement will be governed by and construed in accordance with the laws of the People’s Republic of China.

7.6 In the event of any dispute arising from, or in connection with this Agreement, the Parties will first attempt to resolve the dispute through friendly consultations. In the event that satisfactory resolution is not reached within thirty (30) days after the occurrence of such dispute, the dispute will be submitted to resolution by arbitration by the Shenzhen Court of International Arbitration (the “Court”) in Shenzhen, in accordance with the then effective procedural rules of the Court. The arbitration shall be conducted in Chinese. The arbitral award will be final and binding upon all Parties hereto. The arbitration fee shall be born by the losing Party. All the other terms than the disputing portion of this Agreement shall remain effective.

7.7 This Agreement is written in Chinese and in four counterparts, with each Party holds one counterpart.

7.8 The headings contained in this Agreement are inserted for convenience only and will not affect the meaning or interpretation of this Agreement or any provision hereof.

7.9 This Agreement shall take effective upon execution and shall be binding on the Parties, provided, however, that the effectiveness and complete of the equity transfer under this Agreement shall be subject to the stipulation in Article 2.

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IN WITNESS THEREOF, this Agreement is executed by:

“Transferee”		“Parent”
Information Security Technology (China) Co., Ltd.		Taoping Inc.

By:	/s/ Zhixiong Huang	By:	/s/ Jianghuai Lin
Name:	Zhixiong Huang	Name:	Jianghuai Lin
Title:	Legal Representative	Title:	Chief Executive Officer

“Company”		Shareholder
iASPEC Technology Group Co., Ltd.			Jianghuai LIN

By:	/s/ Jianghuai Lin	By:	/s/ Jianghuai Lin
Name:	Jianghuai Lin
Title:	Legal Representative

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